LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 222      Fax: (514) 488-1880
www.lmsmedical.com/investor@lmsmedical.com
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For Immediate release

              DR. HENRY LERNER JOINS LMS CLINICAL DEVELOPMENT TEAM

MONTREAL, QUEBEC, FEBRUARY 7, 2006 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labor Management), is pleased to announce that Dr Henry Lerner, MD,
OB/GYN, FACOG, has joined the LMS team in order to spearhead clinical development with the company.

Dr. Lerner is a Clinical Instructor in Obstetrics and Gynecology at Harvard
Medical School of which he is a graduate. He is a member of the Board of
Directors of ProMutual Group, a leading Boston-based physician and hospital insurance company and is a member of the Board of Overseers of the
Newton-Wellesley Hospital in Newton, Massachusetts. Dr. Lerner combines extensive clinical experience in obstetrics with both medico-legal and risk management expertise. He has authored multiple peer reviewed scientific papers as well as a website (shoulderdystociainfo.com.) focusing on shoulder dystocia, a severe potential complication of labor and delivery.

"The research and the verification LMS has done thus far with its risk management tools are compelling", said Dr. Lerner. "I am very pleased at having the opportunity to participate in bringing LMS' predictive tools into general use by obstetricians world-wide."

"Having integrated CALM Shoulder Screen, the newest LMS tool, in his clinical practice, Dr Lerner can speak to OB stakeholders firsthand", said Diane Cote,
President and CEO of LMS. "His knowledge and pragmatism will complement our clinical development team and enhance physician dialogue regarding the use of
CALM risk management tools."

ABOUT LMS: LMS Medical Systems is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS Computer
Assisted Labor Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.